Exhibit 99.1

China Xiniya Fashion Limited Renews Celebrity Endorsement Contract with Leading Cantopop Star Jacky Cheung

XIAMEN, China, May 7, 2013 /PRNewswire via COMTEX/—China Xiniya Fashion Limited (“Xiniya" or the “Company”) (NYSE:XNY), a leading provider of men’s business casual apparel in China, has renewed its celebrity endorsement contract with Jacky Cheung, one of the most well-known pop singers in China, for an additional ten-month period commencing on March 1, 2013. Mr. Cheung has represented the Xiniya brand since October 2007.

Mr. Cheung is a popular icon in China in the music, film and television industries. His record sales of more than 50 million albums in China, were second only to the late Michael Jackson, according to IFPI statistics. Between 2007 and 2008, Mr. Cheung was recognized by the Guinness Book of World Records for organizing the most series of concerts and has been considered "One of the Top 25 Most Influential People in Hong Kong" by Time Magazine. In television, Mr. Cheung has received awards for Best Supporting Actor by the Hong Kong Film Awards and the Taiwan Golden Horse. He was also awarded Best Actor by The New Delhi Film Festival.

Under the terms of the celebrity endorsement contract, Xiniya is permitted to use Mr. Cheung’s image for commercials at its authorized retail outlets as well as other advertising mediums such as television and billboards. Financial terms of the contract renewal are consistent with the terms of the initial contract.

"We are very excited to extend our relationship with Mr. Cheung and continue to have him represent the Xiniya brand,” commented Mr. Qiming Xu, Chairman and Chief Executive Officer. “We think Mr. Cheung’s image and style are synonymous with the Xiniya brand and have greatly elevated our brand awareness. We look forward to another year with him representing our brand.”

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs and manufactures men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 29 distributors. Its products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For more information, please contact:

China Xiniya Fashion Limited

Chee Jiong Ng,

Chief Financial Officer

Mobile +86 136 5593 9932 in China

ngcheejiong@xiniya.com

Christensen

Ms. Kimberly Minarovich

Telephone +1 212 618 1978 in New York

kminarovich@christensenir.com

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

carnell@christensenir.com